Exhibit 21.1

SUBSIDIARIES OF BLACKBAUD, INC.

Blackbaud, LLC (South Carolina)

Blackbaud Canada, Inc. (Canada)

Blackbaud Global Ltd. (England and Wales)

Blackbaud Europe Ltd. (Scotland)

Blackbaud Pacific Pty. (New South Wales, Australia)

RLC Customer Centric B.V. (Holland)

Kintera, Inc. (Delaware)

Masterplanner Media, Inc. (California)

American Fundware Holding Company, Inc. (Delaware)

American Fundware, Inc. (Colorado)

Charitygift Acquisition Corporation (Texas)

*	All subsidiaries are 100% owned by Blackbaud, Inc., except Blackbaud Canada, Inc., which is 100% owned by Blackbaud, LLC, Blackbaud Europe Ltd., Blackbaud Pacific Pty. and RLC Customer Centric Technology B.V., which are 100% owned by Blackbaud Global Ltd., and American Fundware, Inc., which is 100% owned by American Fundware Holding Company, Inc.